EXHIBIT 99.1

Himax Reports Fourth Quarter and Full Year 2008 Financial Results

 Highlights:

 * Revenues, gross margin and EPS for the fourth quarter of 2008 were all within our previous guidance
 * Expect revenues, gross margin and GAAP EPS for the first quarter of
   2009 to remain at a similar level as the previous quarter
 * Non-driver revenues grew 78% year-over-year in 2008 and accounted for 5.1% of 2008 total revenues
 * Became Taiwan's second largest fabless IC design house in terms of full year 2008 revenues

TAINAN, Taiwan, Feb. 18, 2009 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. ("Himax" or "Company") (Nasdaq:HIMX) today reported financial results for the quarter and full year ended December 31, 2008.

For the fourth quarter of 2008, Himax reported net revenues of $124.3 million, representing a 53.5% decrease from $267.1 million for the fourth quarter of 2007 and a 46.0% decrease from the $230.1 million for the third quarter of 2008. Gross margin was 21.0% in the fourth quarter of 2008, down 370 basis points year-over-year and down 350 basis points sequentially. Operating income for the quarter was $3.6 million, compared to $42.4 million in the same period last year and $15.0 million in the previous quarter.

Net income for the fourth quarter of 2008 was $4.0 million or $0.02 per diluted share, down from $46.0 million or $0.23 per diluted share in the fourth quarter of 2007, and down from $17.7 million or $0.09 per diluted share in the third quarter of 2008.

Excluding share-based compensation and acquisition-related charges, non-GAAP operating income for the fourth quarter of 2008 was $6.5 million, down from $44.4 million in the same period last year, and down from $30.6 million in the previous quarter. Non-GAAP net income for the fourth quarter of 2008 was $6.7 million or $0.03 per diluted share, down from $48.0 million or $0.24 per diluted share in the fourth quarter of 2007, and down from $32.5 million from $0.17 per diluted share in the third quarter of 2008.

For the year ended December 31, 2008, Himax reported total revenues of $832.8 million, representing a 9.3% decrease from 2007. Display drivers for small- and medium-sized applications accounted for 16.7% of 2008 total revenues compared to 15.5% of total 2007 revenues. Non-driver businesses achieved an annual growth of 78.0% and accounted for 5.1% of total 2008 revenues compared to 2.6% of total revenues in 2007. Gross margin for the full year 2008 was 24.5%, up from 22.0% in 2007 and GAAP EPS was $0.49, compared to $0.57 in 2007.

Reconciliation of gross margin, operating margin, net income and diluted EPS excluding share-based compensation and acquisition-related charges, a non-GAAP financial measure, to GAAP gross margin, GAAP operating margin, GAAP net income and diluted GAAP EPS, most comparable GAAP figure, is set out in the attached reconciliation schedule.

Jordan Wu, President and Chief Executive Officer of Himax, commented, "In spite of the dramatically deteriorated market demand, 2008 was a notable year for Himax. In seven years since the company's inception, we became Taiwan's second largest fabless IC design house in terms of revenue."

Mr. Wu continued, "Recently, we launched our LCOS pico-projector solution with USB interface, a mainstream connecting interface used among a number of electronic devices, specifically in laptop and netbook computers. There are a fast increasing number of customers designing pico projector products with our LCOS solutions, a vast majority of which are expected to launch in the upcoming quarters. Furthermore, we have been working with some of the world's leading baseband solution providers and successfully have our LCOS microdisplays and their baseband platforms connected to each other. Our goal is to provide an easy engineering reference for our customers' product design. We expect further co-developments with baseband chip vendors would accelerate the adoption of our LCOS solution in mobile devices. In order to meet customers' demand for higher quality, lower cost, and faster time-to-market, we established an in-house color filter facility and moved in the equipments during the fourth quarter. An in-house color filter facility enhances the competitiveness of our LCOS products and creates value for our customers."

Mr. Wu added, "As recently announced, we shipped display drivers with Content Adaptive Brightness Control (CABC), a power-saving technology, to the world's top-tier handset brands and further integrated CABC technology into timing controllers for laptop and netbook applications. CABC is a sought-after feature for power-conscious mobile device makers and end-users. We expect this technology to be broadly adopted in various mobile applications in the quarters to come."

Mr. Wu added, "We have recently seen an increase in rush orders which represent challenges for our in-time delivery. We are pleased to report that so far, we have been able to fulfill such rush orders, allowing our customers to capture the sales opportunities. We are pleased that we have, once again, proven to be a valuable vendor for our customers thanks to our long-standing partnership relationships and our key strategic suppliers."

Guidance

The Company's long-term strategy of being the world's leading semiconductor solution provider for flat panel displays remains intact. Display drivers will continue to be the major business in 2009 and the goal is to remain the global market share leader, although the overall market prospects remain uncertain. Meanwhile, 2009 will be a year when Himax will substantially expand the non-driver businesses. The Company is confident that the non-driver businesses will grow in both dollar terms and as a percentage of total sales in 2009.

For the first quarter of 2009, Himax expects revenues, gross margin and GAAP EPS to remain at a similar level as the previous quarter.

Investor Conference Call / Webcast Details

The Company's management will review detailed fourth quarter 2008 results on Wednesday, February 18, 2009 at 6:00 PM EST (7:00 AM, Thursday, February 19, Taiwan time). The conference dial-in numbers are +1-201-689-8560 (international) and +1-877-407-0784 (U.S. domestic). A live webcast of the conference call will be available on the Company's website at www.himax.com.tw. The playback will be available beginning two hours after the conclusion of the conference call and will be accessible by dialing +1-201-612-7415 (international) and 1-877-660-6853 (U.S. domestic). The account number to access the replay is 3055 and the confirmation ID number is 309790.

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. In addition, the Company is expanding its product offering to include LCD TV chipset solutions, power management ICs, LCOS microdisplays and CMOS image sensors. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Suzhou and Shenzhen, China; Yokohama, Japan; Anyangsi Kyungkido, and Matsusaka, South Korea; and Irvine California, USA.

Forward-Looking Statements:

Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual results to differ include, but not limited to, general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products; reliance on a small group of principal customers; continued success in technological innovations; development of alternative flat panel display technologies; ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2007 filed with SEC on June 20, 2008, as amended. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

                      Himax Technologies, Inc.
        Unaudited Condensed Consolidated Statements of Income
  (These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP)
    (Amounts in Thousands of U.S. Dollars, Except Per Share Data)

                                                               Three
                                                               Months
                                                               Ended
                                           Three Months      September
                                        Ended December 31,      30,
                                       --------------------  ---------
                                         2008        2007      2008
                                       ---------  ---------  ---------
 Revenues

  Revenues from third parties, net     $ 46,977   $101,195   $ 95,468
  Revenues from related parties, net     77,301    165,905    134,598
                                       ---------  ---------  ---------
                                        124,278    267,100    230,066
                                       ---------  ---------  ---------

 Costs and expenses:
  Cost of revenues                       98,186    201,255    173,761
  Research and development               16,298     17,607     30,551
  General and administrative              3,961      3,790      6,427
  Sales and marketing                     2,277      2,080      4,341
                                       ---------  ---------  ---------
   Total costs and expenses             120,722    224,732    215,080
                                       ---------  ---------  ---------

 Operating income                         3,556     42,368     14,986
                                       ---------  ---------  ---------

 Non operating income (loss):
 Interest income                            900      1,108        714
 Foreign exchange gains (losses), net      (605)       164     (1,089)
 Other income, net                          186        209        342
                                       ---------  ---------  ---------
                                            481      1,481        (33)
                                       ---------  ---------  ---------
 Earnings before income taxes and
  minority interest                       4,037     43,849     14,953
   Income tax expense (benefit)             700     (1,860)    (1,697)
                                       ---------  ---------  ---------
 Income before minority interest          3,337     45,709     16,650
   Minority interest, net of tax            649        253      1,036
                                       ---------  ---------  ---------
 Net income                            $  3,986   $ 45,962   $ 17,686
                                       =========  =========  =========

 Basic earnings per ordinary share
  and ADS                              $   0.02   $   0.23   $   0.09
                                       =========  =========  =========
 Diluted earnings per ordinary share
  and ADS                              $   0.02   $   0.23   $   0.09
                                       =========  =========  =========

 Basic Weighted Average Outstanding
  Shares                                192,305    196,327    191,306
 Diluted Weighted Average Outstanding
  Shares                                192,305    197,264    191,629

                      Himax Technologies, Inc.
            Unaudited Supplemental Financial Information
               (Amounts in Thousands of U.S. Dollars)

                                                               Three
                                                               Months
                                                               Ended
                                           Three Months      September
                                        Ended December 31,      30,
                                       --------------------  ---------
                                         2008        2007      2008
                                       ---------  ---------  ---------

 The amount of share-based compensation
 included in applicable statements of
 income categories is summarized as
 follows:

 Share-based compensation

  Cost of revenues                     $     14   $     17   $    365
  Research and development                1,850      1,210     10,558
  General and administrative                260        162      2,141
  Sales and marketing                       263        170      1,998
  Income tax benefit                        (53)        --       (634)
                                       ---------  ---------  ---------
 Total                                 $  2,334   $  1,559   $ 14,428
                                       =========  =========  =========

 The amount of acquisition-related
 charges included in applicable
 statements of income categories is
 summarized as follows:

  Research and development             $    239   $    210   $    239
  Sales and marketing                       290        251        290
  Income tax benefit                       (162)        --       (162)
                                       ---------  ---------  ---------
 Total                                 $    367   $    461   $    367
                                       =========  =========  =========

                      Himax Technologies, Inc.
        Unaudited Condensed Consolidated Statements of Income
    (Amounts in Thousands of U.S. Dollars, Except Per Share Data)

                                                  Twelve Months Ended
                                                      December 31,
                                                  --------------------
                                                    2008        2007
                                                  ---------  ---------
 Revenues

  Revenues from third parties, net                $312,336   $371,267
  Revenues from related parties, net               520,463    546,944
                                                  ---------  ---------
                                                   832,799    918,211
                                                  ---------  ---------

 Costs and expenses:
  Cost of revenues                                 628,693    716,163
  Research and development                          87,927     73,906
  General and administrative                        19,363     14,903
  Sales and marketing                               11,798      9,334
                                                  ---------  ---------
 Total costs and expenses                          747,781    814,306
                                                  ---------  ---------

 Operating income                                   85,018    103,905
                                                  ---------  ---------

 Non operating income (loss):
 Interest income                                     3,315      5,433
 Foreign exchange losses, net                         (846)      (319)
 Other income, net                                   1,382        576
                                                  ---------  ---------
                                                     3,851      5,690
                                                  ---------  ---------
 Earnings before income taxes and
  minority interest                                 88,869    109,595
   Income tax benefit                                 (997)    (1,860)
                                                  ---------  ---------
 Income before minority interest                    89,866    111,455
   Minority interest, net of tax                     3,657      1,141
                                                  ---------  ---------
 Net income                                       $ 93,523   $112,596
                                                  =========  =========

 Basic earnings per ordinary share
  and ADS                                         $   0.49   $   0.57
                                                  =========  =========
 Diluted earnings per ordinary share
  and ADS                                         $   0.49   $   0.57
                                                  =========  =========

 Basic Weighted Average Outstanding
  Shares                                           191,615    196,862

 Diluted Weighted Average Outstanding
  Shares                                           191,843    197,522

                      Himax Technologies, Inc.
            Unaudited Supplemental Financial Information
               (Amounts in Thousands of U.S. Dollars)

                                                  Twelve Months Ended
                                                      December 31,
                                                  --------------------
                                                    2008        2007
                                                  ---------  ---------

 The amount of share-based compensation included
 in applicable statements of income categories is
 summarized as follows:

 Share-based compensation

  Cost of revenues                                $    435   $    422
  Research and development                          16,215     15,393
  General and administrative                         2,866      2,182
  Sales and marketing                                2,746      2,324
  Income tax benefit                                  (687)      (622)
                                                  ---------  ---------
 Total                                            $ 21,575   $ 19,699
                                                  =========  =========

 The amount of acquisition-related charges
 included in applicable statements of income
 categories is summarized as follows:

  Research and development                        $    957   $  2,483
  Sales and marketing                                1,158      1,061
  Income tax benefit                                (1,244)        --
                                                  ---------  ---------
Total                                             $    871   $  3,544
                                                  =========  =========

                      Himax Technologies, Inc.
           Unaudited Condensed Consolidated Balance Sheets
    (Amounts in Thousands of U.S. Dollars, Except Per Share Data)

                                       December   September  December
                                          31,        30,        31,
                                         2008       2008       2007
                                       ---------  ---------  ---------
 Assets

 Current assets:
  Cash and cash equivalents            $135,200   $123,139   $ 94,780
  Marketable securities
   available-for-sale                    13,870      8,973     15,208
  Restricted marketable securities        2,160      2,113         97
  Accounts receivable, less allowance
   for doubtful accounts, sales returns
   and discounts                         76,358    105,403     88,682
  Accounts receivable from related
   parties, less allowance for doubtful
   accounts, sales returns and
   discounts                            104,445    145,612    194,902
  Inventories                            96,921    115,411    116,550
  Deferred income taxes                  15,507     12,776     12,684
  Prepaid expenses and other current
   assets                                11,707     13,814     15,369
                                       ---------  ---------  ---------
 Total current assets                  $456,168   $527,241   $538,272
                                       ---------  ---------  ---------
 Property, plant and equipment, net      55,111     47,808     46,180
 Deferred income taxes                   23,354     20,893     20,714
 Goodwill                                26,846     26,878     26,878
 Intangible assets, net                  10,965     11,114     12,721
 Investments in non-marketable
  securities                             11,619     11,619      7,138
 Refundable deposits and prepaid
  pension costs                           1,168        876        859
                                       ---------  ---------  ---------
                                        129,063    119,188    114,490
                                       ---------  ---------  ---------
 Total assets                          $585,231   $646,429   $652,762
                                       =========  =========  =========

 Liabilities, Minority Interest and
  Stockholders' Equity

 Current liabilities:
  Accounts payable                     $ 53,720   $120,846   $147,221
  Income tax payable                     17,900     12,511     19,147
  Other accrued expenses and other
   current liabilities                   22,455     25,073     19,231
                                       ---------  ---------  ---------
   Total current liabilities           $ 94,075   $158,430   $185,599
 Accrued pension liabilities           $    214   $    220   $    218
 Deferred income taxes                 $  3,352   $  3,488   $  4,547
                                       ---------  ---------  ---------
   Total liabilities                   $ 97,641   $162,138   $190,364
                                       ---------  ---------  ---------
 Minority interest                     $  6,835   $  6,287   $ 11,089
                                       ---------  ---------  ---------
 Stockholders' equity:
  Ordinary shares, US$0.0001 par value,
   500,000,000 shares authorized;
   190,119,594,192,488,685, and
   191,979,691 shares issued and
   outstanding at December 31, 2008,
   September 30, 2008, and
   December 31, 2007, respectively           19         19         19
  Additional paid-in capital            238,961    240,006    235,894
  Accumulated other comprehensive loss     (334)      (144)        (7)
  Unappropriated retained earnings      242,109    238,123    215,403
                                       ---------  ---------  ---------
   Total stockholders' equity          $480,755   $478,004   $451,309
                                       ---------  ---------  ---------
 Total liabilities, minority interest
  and stockholders' equity             $585,231   $646,429   $652,762
                                       =========  =========  =========

                      Himax Technologies, Inc.
      Unaudited Condensed Consolidated Statements of Cash Flows
               (Amounts in Thousands of U.S. Dollars)

                                                               Three
                                                               Months
                                                               Ended
                                           Three Months      September
                                        Ended December 31,      30,
                                       --------------------  ---------
                                         2008        2007      2008
                                       ---------  ---------  ---------

 Cash flows from operating activities:
 Net income                            $  3,986   $ 45,962   $ 17,686
 Adjustments to reconcile net income
  to net cash provided by operating
  activities:
  Depreciation and amortization           3,210      2,892      3,102
  Share-based compensation expenses       2,388      1,559      2,347
  Minority interest, net of tax            (649)      (253)    (1,036)
  Loss on disposal of property, plant
   and equipment                              6         --         11
  Gain on disposal of subsidiary shares
   and investments in non-marketable
   securities, net                          (27)      (160)      (217)
  Gain on disposal of marketable
   securities, net                         (119)       (28)       (82)
  Deferred income taxes                  (5,279)   (13,891)     1,834
  Inventories write downs                 3,359      3,754      3,626
 Changes in operating assets and
  liabilities:
  Accounts receivable                    29,038     12,698        240
  Accounts receivable from related
   parties                               41,229    (16,708)    27,221
  Inventories                            15,202      5,686     11,875
  Prepaid expenses and other current
   assets                                 3,677     (1,912)    (1,163)
  Accounts payable                      (67,463)   (12,988)   (31,236)
  Income tax payable                      5,400     11,814     (2,434)
  Other accrued expenses and other
   current liabilities                   (4,925)     2,825      2,414
                                       ---------  ---------  ---------
   Net cash provided by operating
    activities                           29,033     41,250     34,188
                                       ---------  ---------  ---------

 Cash flows from investing activities:
  Purchase of property, plant and
   equipment                             (9,364)    (3,138)    (2,825)
  Proceeds from disposal of property,
   plant and equipment                        3          3          1
  Purchase of available-for-sale
   marketable securities                (21,487)   (11,028)   (18,580)
  Disposal of available-for-sale
   marketable securities                 16,763     12,002     19,944
  Cash paid in acquisition                   --        (36)        --
  Proceeds from disposal of subsidiary
   shares by Himax Technologies Limited      56        253        472
  Purchase of investments in
   non-marketable securities                 --     (4,531)        --
  Purchase of subsidiary shares from
   minority interest                       (351)      (120)       (88)
  Refund from (increase in) refundable
   deposits                                  (3)       (20)        24
  Release (pledge) of restricted
   marketable securities                    (49)       100        (47)
                                       ---------  ---------  ---------
   Net cash used in investing
    activities                          (14,432)    (6,515)    (1,099)
                                       ---------  ---------  ---------

                      Himax Technologies, Inc.
      Unaudited Condensed Consolidated Statements of Cash Flows
               (Amounts in Thousands of U.S. Dollars)

                                                               Three
                                                               Months
                                                               Ended
                                           Three Months      September
                                        Ended December 31,      30,
                                       --------------------  ---------
                                         2008        2007      2008
                                       ---------  ---------  ---------
 Cash flows from financing activities:
  Distribution of cash dividends       $     --   $(39,710)  $     --
  Proceeds from issuance of new shares
   by subsidiaries                          824      8,307         --
  Payments to acquire of ordinary
   shares for retirement                 (3,195)   (27,879)       (90)
                                       ---------  ---------  ---------
   Net cash used in financing
    activities                           (2,371)   (59,282)       (90)
                                       ---------  ---------  ---------
 Effect of exchange rate changes on
  cash and cash equivalents                (169)        81       (264)
                                       ---------  ---------  ---------
 Net increase (decrease) in cash and
  cash equivalents                       12,061    (24,466)    32,735
 Cash and cash equivalents at
  beginning of period                   123,139    119,246     90,404
                                       ---------  ---------  ---------
 Cash and cash equivalents at end of
  period                               $135,200   $ 94,780   $123,139
                                       =========  =========  =========

 Supplemental disclosures of cash flow
  information:
  Cash paid during the period for
   income taxes                        $    517   $     32   $     96
                                       =========  =========  =========

                      Himax Technologies, Inc.
      Unaudited Condensed Consolidated Statements of Cash Flows
               (Figures in Thousands of U.S. Dollars)

                                                     Twelve Months
                                                   Ended December 31,
                                                  --------------------
                                                    2008        2007
                                                  ---------  ---------

 Cash flows from operating activities:

 Net income                                       $ 93,523   $112,596
 Adjustments to reconcile net income to net cash
  provided by  operating activities:
  Depreciation and amortization                     12,318     10,260
  Write-off of in-process research and development      --      1,600
  Share-based compensation expenses                  9,548      5,895
  Minority interest, net of tax                     (3,657)    (1,141)
  Loss on disposal of property and equipment            89        223
  Gain on disposal of subsidiary shares and
   investment in non-marketable securities, net       (341)      (418)
  Gain on disposal of marketable securities, net      (913)      (112)
  Deferred income taxes                             (6,601)   (14,618)
  Inventories write downs                           18,028     14,824
 Changes in operating assets and liabilities:
  Accounts receivable                               12,318     25,971
  Accounts receivable from related parties          89,882    (78,044)
  Inventories                                        1,371    (29,602)
  Prepaid expenses and other current assets          8,012     (4,477)
  Accounts payable                                 (93,301)    26,232
  Income tax payable                                (1,236)     7,481
  Other accrued expenses and other current
   liabilities                                      (2,306)       492
                                                  ---------  ---------
   Net cash provided by operating activities       136,734     77,162
                                                  ---------  ---------

 Cash flows from investing activities:
  Purchase of property, plant and equipment        (17,490)   (18,998)
  Proceeds from disposal of property, plant and
   equipment                                            32          9
  Purchase of available-for-sales marketable
   securities                                      (68,892)   (52,476)
  Disposal of available-for-sale marketable
   securities                                       71,172     46,303
  Cash acquired in acquisition, net of cash paid        --      6,161
  Proceeds from disposal of subsidiary shares and
   investment in non-marketable securities by
   Himax Technologies Limited                          719        562
  Purchase of investments in non-marketable
   securities                                       (4,481)    (6,321)
  Purchase of subsidiary shares from minority
   interest                                           (673)      (295)
  Refund from (increase in) refundable deposits        (86)        25
  Release (pledge) of restricted marketable
   securities                                       (2,065)        11
                                                  ---------  ---------
   Net cash used in investing activities           (21,764)   (25,019)
                                                  ---------  ---------

                      Himax Technologies, Inc.
      Unaudited Condensed Consolidated Statements of Cash Flows
               (Figures in Thousands of U.S. Dollars)

                                                     Twelve Months
                                                   Ended December 31,
                                                  --------------------
                                                    2008        2007
                                                  ---------  ---------
 Cash flows from financing activities:
  Distribution of cash dividends                  $(66,817)  $(39,710)
  Proceeds from issuance of new shares by
   subsidiaries                                        913     11,814
  Payments to acquire ordinary shares for
   retirement                                       (8,656)   (39,345)
                                                  ---------  ---------
   Net cash used in financing activities           (74,560)   (67,241)
                                                  ---------  ---------
 Effect of exchange rate change on cash and cash
  equivalents                                           10        125
                                                  ---------  ---------
 Net increase (decrease) in cash and cash
  equivalents                                       40,420    (14,973)
 Cash and cash equivalents at beginning of year     94,780    109,753
                                                  ---------  ---------
 Cash and cash equivalents at end of year         $135,200   $ 94,780
                                                  =========  =========

 Supplemental disclosures of cash flow
  information:
  Cash paid during the year for income taxes      $  7,175   $  4,779
                                                  =========  =========
 Supplemental disclosures of non-cash investing
  and financing activities:
  Fair value of ordinary shares issued and to be
   issued by Himax Technologies, Inc. in the
   acquisition of Wisepal Technologies, Inc.      $     --   $ 46,719
                                                  =========  =========

                      Himax Technologies, Inc.
        Unaudited Supplemental Data - Reconciliation Schedule
               (Amounts in Thousands of U.S. Dollars)

 Gross Margin and Operating Margin Excluding Share-based Compensation and Acquisition-Related Charges:

                                                               Three
                                                               Months
                                                               Ended
                                           Three Months      September
                                        Ended December 31,      30,
                                       --------------------  ---------
                                         2008        2007      2008
                                       ---------  ---------  ---------
 Revenues                              $124,278   $267,100   $230,066

 Gross profit                            26,092     65,845     56,305
 Add: Share-based compensation - Cost
  of revenues                                14         17        365
 Gross profit excluding share-based
  compensation                           26,106     65,862     56,670
 Gross margin excluding share-based
  compensation                             21.0%      24.7%      24.6%

 Operating income                         3,556     42,368     14,986
 Add: Share-based compensation            2,387      1,559     15,062
 Operating income excluding share-based
  compensation                            5,943     43,927     30,048
 Add: Acquisition-related charges -
  Intangible assets amortization            529        461        529
 Operating income excluding share-based
  compensation and acquisition-related
  charges                                 6,472     44,388     30,577
 Operating margin excluding share-based
  compensation and acquisition-related
  charges                                   5.2%      16.6%      13.3%
 Net income                               3,986     45,962     17,686
 Add: Share-based compensation, net of
  tax                                     2,334      1,559     14,428
 Add: Acquisition-related charges, net
  of tax                                    367        461        367
 Net income excluding share-based
  compensation and acquisition-related
   charges                                6,687     47,982     32,481
 Net margin excluding share-based
  compensation and acquisition-related
  charges                                   5.4%      18.0%      14.1%

 *Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
 *Operating margin excluding share-based compensation and
  acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
 *Net margin excluding share-based compensation and
  acquisition-related  charges equals net income excluding share-based compensation and acquisition-related charges divided by revenues

                      Himax Technologies, Inc.
        Unaudited Supplemental Data - Reconciliation Schedule
               (Amounts in Thousands of U.S. Dollars)

 Gross Margin and Operating Margin Excluding Share-based Compensation and Acquisition-Related Charges:

                                                     Twelve Months
                                                   Ended December 31,
                                                  --------------------
                                                    2008        2007
                                                  ---------  ---------
 Revenues                                         $832,799   $918,211

 Gross profit                                      204,106    202,048
 Add: Share-based compensation - Cost of revenues      435        422
 Gross profit excluding share-based compensation   204,541    202,470
 Gross margin excluding share-based compensation      24.6%      22.1%

 Operating income                                   85,018    103,905
 Add: Share-based compensation                      22,262     20,321
 Operating income excluding share-based
  compensation                                     107,280    124,226
 Add: Acquisition-related charges

   - Intangible assets amortization                  2,115      1,944
   - In-process R&D write off                           --      1,600
 Operating income excluding share-based
  compensation
 and acquisition-related charges                   109,395    127,770
 Operating margin excluding share-based
  compensation
 and acquisition-related charges                      13.1%      13.9%
 Net income                                         93,523    112,596
 Add: Share-based compensation, net of tax          21,575     19,699
 Add: Acquisition-related charges, net of tax          871      3,544
 Net income excluding share-based compensation
  and acquisition-related charges                  115,969    135,839
 Net margin excluding share-based compensation
  and acquisition-related charges                     13.9%      14.8%

 *Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
 *Operating margin excluding share-based compensation and
  acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
 *Net margin excluding share-based compensation and acquisition-related charges equals net income excluding share-based compensation and acquisition-related charges divided by revenues

 Diluted Earnings Per Share Excluding Share-based Compensation and
 Acquisition-Related Charges:

                                           Three Months  Twelve Months
                                              Ended          Ended
                                           December 31,   December 31,
                                              2008           2008
                                          -------------  -------------
 Diluted GAAP EPS                             $0.02          $0.49
 Add: Share-based compensation per diluted
  share                                       $0.01          $0.11
 Add: Acquisition-related charges per
  diluted share                                 $--            $--

 Diluted non GAAP EPS excluding
  share-based compensation and
  acquisition-related charges                 $0.03          $0.60

 Numbers do not add up due to rounding

CONTACT:  Himax Technologies, Inc.
          Max Chan, Chief Financial Officer
            +886-2-2370-3999 Ext. 22300
            max_chan@himax.com.tw
          Investor Relations
          Jessie Wang
            +886-2-2370-3999 Ext. 22618
            jessie_wang@himax.com.tw

          The Ruth Group
          In the U.S.
          Joseph Villalta
          +1-646-536-7003
          jvillalta@theruthgroup.com